UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2010

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

For the periods ended March 31, 2010 and 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements at March 31,

2010, at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

ASSETS	NOTE	03/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Assets:
Cash and cash equivalents	5	144,114,148	112,445,009	129,218,871
Other financial assets	6	22,778,476	22,691,323	—
Trade receivables and other accounts receivable, net	7	68,291,842	78,558,590	74,029,537
Intercompany accounts receivable	11.1	4,097,465	1,051,014	3,458,765
Inventories	8	43,620,674	39,406,932	33,372,511
Hedge assets	21	1,242,687	13,083	1,213,052
Prepayments		3,168,572	2,793,681	2,734,096
Tax receivables	9.1	1,824,754	4,563,058	5,675,872
Other current assets		3,317,009	7,279,777	3,893,286
Total Current Assets		292,455,627	268,802,467	253,595,990

Non-Current Assets:
Trade receivables and other accounts receivable, net	7	9,216,349	5,817,177	8,542
Intercompany accounts receivable, net	11.1	41,019	37,869	34,719
Investments in Equity Investees accounted for by the equity method	13	35,544,664	34,731,218	32,822,541
Intangible assets, net	14	63,118,526	62,735,058	66,946,248
Property, plant and equipment, net	10	250,278,648	247,622,871	248,537,509
Deferred tax assets	9.4	5,574,839	6,252,523	6,382,129
Non-current prepayments		2,677,247	2,597,060	3,198,481
Other assets		20,202,205	20,348,720	17,490,255
Total Non-Current Assets		386,653,497	380,142,496	375,420,424
Total Assets		679,109,124	648,944,963	629,016,414

The accompanying notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements at March 31,

2010, at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

LIABILITIES AND NET SHAREHOLDERS’ EQUITY	NOTE	03/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Current Liabilities:
Interest-bearing loans	15.1	9,077,894	615,441	6,046,170
Other financial liabilities	15.2	5,643,793	5,184,440	5,458,072
Trade payables and other accounts payable	16	79,366,095	81,405,447	78,869,867
Intercompany accounts payable	11.2	14,530,026	13,757,847	18,260,796
Provisions	17	448,221	38,879	43,440
Taxes payable	9.2	7,148,996	6,853,360	4,757,114
Other current liabilities	18	9,619,681	15,150,038	18,280,192
Deferred income		22,028	80,226	340,946
Hedge liabilities	21	—	2,079,511	—
Accumulated (or accrued) liabilities	19	4,372,229	12,645,269	10,918,083
Total Current Liabilities		130,228,963	137,810,458	142,974,680

Non-Current Liabilities:
Interest-bearing loans	15.1	141,564	200,572	413,452
Other non-current financial liabilities	15.2	73,416,822	72,949,102	79,834,078
Trade payables and other accounts payable		678,412	156,565	3,794,855
Intercompany accounts payable	11.2	2,441,808	2,565,767	3,137,347
Provisions	17	4,623,000	4,457,107	2,887,777
Deferred tax liabilities	9.4	40,394,603	39,435,167	34,578,183
Other non-current liabilities	18	9,018,469	9,410,699	7,066,947
Post-employment benefit liabilities	12	8,656,022	8,401,791	8,034,813
Total Non-Current Liabilities		139,370,700	137,576,770	139,747,452

Net Shareholders’ Equity:	20
Issued capital		230,892,178	230,892,178	236,327,716
Other reserves		(1,679,077)	(4,851,620)	—
Retained earnings		180,286,294	147,508,036	109,955,729
Net Shareholders’ Equity attributable to equity holders of the parent		409,499,395	373,548,594	346,283,445
Non-controlling interests		10,066	9,141	10,837
Total Shareholders’ Equity		409,509,461	373,557,735	346,294,282
Total Liabilities and Net Shareholders’ Equity		679,109,124	648,944,963	629,016,414

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income by Function

for the periods ended March 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01.01.2010	01.01.2009
STATEMENT OF COMPREHENSIVE INCOME	NOTE	03.31.2010	03.31.2009
		ThCh$	ThCh$

Operating income		230,025,406	200,851,793
Cost of sales		(128,298,997)	(113,121,025)
Gross Margin		101,726,409	87,730,768

Other operating income	24	1,029,673	2,305,661
Marketing costs		(19,072,613)	(17,700,561)
Distribution costs		(20,099,518)	(20,118,527)
Administrative expenses		(18,357,705)	(15,546,148)
Other miscellaneous operating expenses	25	(1,597,921)	(1,662,226)
Finance costs	26	(1,575,443)	(2,015,296)
Share in loss of Equity Investees accounted for using the equity method		613,973	300,358
Translation differences		(317)	(453,132)
Profit because of units of adjustment		2	60,367
Other losses	27	1,632,051	1,425,981
Gains before Tax		44,298,591	34,327,245
Gains tax	9.3	(11,519,533)	(7,117,595)
Earnings in the Fiscal Year		32,779,058	27,209,650

Earnings attributable to Shareholders’ Equity holders of the parent and minority interests

Earnings attributable to equity holders of the parent		32,778,258	27,208,747
Earnings attributable to minority interests	20	800	903
Earnings in the Fiscal Year		32,779,058	27,209,650

		Ch$	Ch$
Earnings per Share
Earnings per Series A Share		40.89	34.08
Earnings per Series B Share		45.34	37.49

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income by Function

for the periods ended March 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01/01/2010	01/01/2009
STATEMENT OF COMPREHENSIVE INCOME	NOTE	03/31/2010	03/31//2009
		ThCh$	ThCh$

Earnings in the fiscal year		32,779,058	27,209,650
Other income and expenses debited or credited to net Shareholders’ Equity
Translation adjustments	20	3,172,668	(20,785,583)

Comprehensive Income and Expenses in the Fiscal Year		35,951,726	6,424,067

Comprehensive Income and Expenses Attributable to:

Majority shareholders		35,950,801	6,424,857
Minority interests		925	(790)
Total Comprehensive Income and Expenses		35,951,726	6,424,067

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows for the

Periods ended March 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01/01/2010	01/01/2009
STATEMENT OF CASH FLOWS / DIRECT METHOD	NOTE	03/31/2010	03/31/2009
		ThCh$	ThCh$
Net Cash Flows provided by (used in) Operating Activities

Cash Flows provided by (used in) Operating Activities
Customer collections		254,115,535	283,394,133
Supplier payments		(142,639,463)	(189,178,990)
Payroll		(21,804,919)	(17,756,193)
Value-added tax payments and remittances		(49,033,794)	(38,860,090)
Other receipts		1,337,778	1,544,467
Cash Flows provided by Operations, total		41,975,138	39,143,327

Cash Flows provided by (used in) Other Operating Activities
Dividends classified as from operations		254	9,081
Interest received classified as from operations		713,577	2,068,975
Interest payments classified as from operations		(3,475)	(290,856)
Earnings tax payments		(3,364,870)	(4,651,150)
Other cash flows provided by operating activities		(17,295)	(9,902)
Cash Flows used in Other Operating Activities, Total		(2,671,809)	(2,873,851)
Net Cash Flows provided by Operating Activities		39,303,329	36,269,476

Net Cash Flows provided by (used in) Investment Activities
Disposals of property, plant and equipment		8,184	25,368
Addition of property, plant and equipment		(14,843,202)	(9,961,633)
Other cash flows (used in) investment activities		2,653,167	—
Payments to purchase other financial assets		(43,075)	—
Net Cash Flows used in Investment Activities		(12,224,926)	(9,936,265)

Net Cash Flows provided by (used in) Financing Activities
Loans obtained		8,862,008	4,841,863
Loan payments		(479,778)	(8,163,748)
Reimbursement of other financial liabilities		(7,366)	—
Dividend payments by the reporting entity		(5,439,363)	(5,491,499)
Net Cash Flows used in Financing Activities		2,935,501	(8,813,384)
Net Decrease in Cash and cash equivalents		30,013,904	17,519,827
Effects of Variations in Exchange Rates on Cash and cash equivalents		1,646,136	(2,578,280)
Cash and cash equivalents shown in the Cash Flow Statement, Initial Balance	5	112,454,108	128,594,591
Cash and cash equivalents shown in the Cash Flow Statement, Final Balance	5	144,114,148	143,536,138

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Statement of Changes in Shareholders’ Equity at March 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

	Changes in Issued Capital	Reserves		Retained	Total
	Capital in shares	Legal and Statutory Reserves	Translation Reserves	Earnings (Cumulative Losses)	Shareholders’ Equity of Parent	Non- controlling Interests	Changes in Net Shareholders’ Equity, Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance at 01/01/2010	230,892,178	5,435,538	(10,287,158)	147,508,036	373,548,594	9,141	373,557,735
Changes
Comprehensive Income and Expenses	—	—	3,172,543	32,778,258	35,950,801	925	35,951,726

Changes in Shareholders’ Equity	—	—	3,172,543	32,778,258	35,950,801	925	35,951,726
Final Balance at 03/31/2010	230,892,178	5,435,538	(7,114,615)	180,286,294	409,499,395	10,066	409,509,461

	Changes in Issued Capital	Reserves		Retained	Total
	Capital in shares	Legal and Statutory Reserves	Translation Reserves	Earnings (Cumulative Losses)	Shareholders’ Equity of Parent	Non- controlling Interests	Changes in Net Shareholders’ Equity, Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance at 01/01/2009	236,327,716	—	—	109,955,729	346,283,445	10,837	346,294,282
Changes
Comprehensive Income and Expenses	—	—	(20,783,890)	27,208,747	6,424,857	(790)	6,424,067
Other Increase(Decrease) Net Shareholders Equity	(5,435,538)	5,435,538	—	—	—	—	—
Changes in Shareholders’ Equity	(5,435,538)	5,435,538	(20,783,890)	27,208,747	6,424,857	(790)	6,424,067
Final Balance at 03/31/2009	230,892,178	5,435,538	(20,783,890)	137,164,476	352,708,302	10,047	352,718,349

Notes 1 to 29 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements for the periods ended

March 31, 2010, December 31, 2009, and January 1, 2009

(Translation of financial statements originally issued in Spanish — See Note 2.3)

NOTE 1 — CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Securities and Insurance Commission of Chile (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (“Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil, and Argentina. In Chile, the territories in which it has distribution franchises are the cities of Santiago, San Antonio, and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. The license for those territories expires in 2012. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that they will be renewed upon expiration.

At March 31, 2010, the Freire Group and related companies held 52.61% of the outstanding voting shares, so they are the controllers of the Company.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, borough of Las Condes, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 — BASIS OF PREPARATION OF PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

2.1                               Comparison of Information

The dates associated with the change to International Financial Reporting Standards that affect the Company are:  the fiscal year beginning January 1, 2009, which is the transition date and January 1, 2010, which is the date of conversion to International Financial Reporting Standards. As of the 2010 fiscal year, financial information is presented under IFRS in comparison to the 2009 fiscal year, including an explicit and unqualified statement of compliance with IFRS in an explanatory note to the financial statements.

2.2                               Periods Covered

These Consolidated Financial Statements encompass the following periods:

Consolidated Financial Statements:  The periods ended March 31, 2010, at December 31, 2009 and at January 1, 2009.

Consolidated Statement of Comprehensive Income by Function and Consolidated Statement of Cash Flows:  The period from January 1 to March 31, 2010 and 2009.

Statement of Changes in Net Shareholders’ Equity:  Balances and activity between January 1 and March 31, 2010 and 2009.

2.3                               Basis of Preparation

The Consolidated Financial Statements of the Company for the period ended March 31, 2010 were prepared according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Consolidated Interim Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and Subsidiaries as of March 31, 2010 and the results of operations, changes in net shareholders’ equity and cash flows for the period then ended, which were approved by the Board of Directors at a meeting held May 25, 2010.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards in effect in each country, so adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

2.4                               Basis of Consolidation

2.4.1                     Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities at March 31, 2010, at December 31, 2009 and at January 1, 2009; and income and cash flows for the periods ended March 31, 2010 and 2009. Income or losses from subsidiaries acquired or sold are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries by the Group. The acquisition cost is the fair value of the assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value on the acquisition date, regardless of the scope of minority interests. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as comparative goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income account.

Intercompany transactions, balances, and unrealized earnings in intercompany transactions are eliminated. Unrealized losses are also eliminated unless there is evidence of an impairment loss on the asset in the transaction. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The equity value of the share of minority shareholders in equity and in the income of consolidated subsidiaries is presented in net Shareholders’ Equity; Minority Interests, in the Consolidated Statement of Financial Position and in “Gain Attributable to Minority Interest,” in the Consolidated Statement of Comprehensive Income.

The consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows of the company and its subsidiaries after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is as follows:

		Percentage Interest
		03/31/2010
Taxpayer ID	Name of the Company	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99
96.836.750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99
93.899.000-K	Vital S.A.	—	99.99	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.90	0.09	99.99

2.4.2                     Equity Investees

Equity Investees are all entities in which the Group exercises a material influence but does not have control. Generally, it holds an interest of 20% to 50% in the voting rights of Equity Investees. Investments in Equity Investees are accounted for using the equity method and are initially recognized at cost.

The Group’s share in losses or gains subsequent to the acquisition of Equity Investees is recognized in income and their share in activity subsequent to acquisition in reserves is recognized in reserves. The carrying amount of investments is adjusted by the cumulative movements subsequent to acquisition.

Unrealized earnings in transactions between the Group and its Equity Investees are eliminated according to the percentage interest of the Group in those Equity Investees. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of Equity Investees are modified to assure uniformity with the policies adopted by the Group.

2.5                               Financial reporting by operating segment

IFRS 8 requires that entities adopt “the Management focus” to disclose information on the revenues of operating segments. In general, this is information that Management uses internally to evaluate the yield of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operation

•                  Brazil operation

•                  Argentina operation

2.6                               Foreign currency transactions

2.6.1                     Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are appraised using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in pesos, which is the functional currency and currency of presentation of the Company.

2.6.2                     Balances and Transactions

Foreign currency transactions are converted to the functional currency using the exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated cash assets and liabilities at the closing exchange rates are recognized in the comprehensive income account.

The exchange rates and values prevailing at the close of each fiscal year were:

	Parities compared to the Chilean peso
Date	US$ dollar	Brazilian Real	Argentine Peso	Unidad de Fomento
03.31.2010	524.46	294.48	135.24	20,998.52
12.31.2009	507.10	291.24	133.45	20,942.88
03.31.2009	583.26	251.93	156.79	20,959.77
12.31.2008	636.45	272.34	184.32	21,452.57

2.6.3                     Entities in the Group

The income and financial situation of all entities in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the currency of presentation are converted to the currency of presentation in the following way:

(i)                                     Assets and liabilities in each balance sheet are converted at the closing exchange rate on the balance sheet date;

(ii)                                  Income and expenses of each income account are converted at the average exchange rate; and

(iii)                               All resulting translation differences are recognized as a component separate from net equity.

The Companies that use a functional currency other than the currency of presentation of the parent company are:

Company	Functional Currency
Rio de Janeiro Refrescos Ltda.	Brazilian Real
Embotelladora del Atlántico S.A.	Argentine Peso

In the consolidation, the translation differences in the conversion of a net investment in foreign entities and of foreign currency loans and other foreign currency instruments hedging those investments are carried in shareholders’ net equity. When the investment is sold, those translation differences are recognized in the statement of income as part of the loss or gain on the sale.

2.7                               Property, Plant, and Equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses, except in the case of land, which is presented net of impairment losses.

The historical cost includes expenses directly attributable to the acquisition of items. The concept of historical cost also includes re-appraisals and price-level restatement of starting values at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is retired on the books. The remaining repairs and maintenance are debited against income in the fiscal year in which they are performed.

Land is not depreciated. Depreciation under other net assets in the case of the residual value of land is depreciated linearly distributing the cost of the different elements that compose it among the years of expected useful life, which constitute the period in which the companies expect to use them.

The estimated years of useful life are:

Assets	Range of years
Buildings	30-50
Plant and Equipment	10-20
Fixed installations and accessories
Fixed installations	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles	3-7

The residual value and useful life of assets are revised and adjusted, if necessary, at the close of each balance sheet.

When the value of an asset is higher than its estimated recoverable value, the value is reduced immediately to the recoverable amount.

Losses and gains on the sale of property, plant, and equipment are calculated comparing the revenue earned to the carrying value, and they are included in the consolidated income statement.

2.8                               Intangible Assets

2.8.1                     Goodwill

Goodwill is the excess above the acquisition cost as compared to the fair value of the Group’s share in identifiable net assets of the subsidiary on the date of acquisition. Goodwill from the acquisition of subsidiaries is included in intangible assets. The goodwill recognized separately is tested annually for impairment in value and is appraised at cost, less the cumulative impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination in which the goodwill occurred.

2.8.2                     Water rights

Water rights that have been paid for are included in the group of intangibles, appraised at acquisition cost. They are not amortized since they have no expiration date.

2.9                               Impairment Losses on Non-Financial Assets

Assets that have an indefinite useful life, such as land, are not amortizable and are tested annually for impairment losses. Amortizable assets are tested for impairment losses whenever there is an event or change in circumstances that indicate that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the fair value of an asset, less the cost of sale or of use, whichever of the two is higher. Assets are grouped together to evaluate impairment losses at the lowest level for which there are separately identifiable cash generating units (CGU). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed on each balance sheet date to check whether there were any reversals of the loss.

2.10                        Financial Assets

The Company classifies its financial assets into the following categories:  financial assets at fair value through profit or loss, loans and receivables, and assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of the initial recognition

2.10.1              Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets kept for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Derivatives are also classified for trading unless they are designated hedges. Assets in this category are classified as current assets

2.10.2              Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are recorded in current assets, except when they expire more than 12 months from the date of the balance sheet, in which case they are classified as non-current assets. Loans and receivables are included in trade receivables and other receivables in the balance sheet.

2.10.3              Financial Assets held to maturity

Financial assets held to maturity are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Group’s management has the positive intention and capacity to keep through maturity. If the Group sells a material amount of the financial assets kept through maturity, the entire category will be reclassified as available for sale. These available-for-sale financial assets are included in non-current assets unless they expire less than 12 months from the date of the balance sheet, in which case they are classified as current assets.

Losses and gains from changes in the fair value of the category of financial assets at fair value through profit or loss are included in the statement of income in “other net gains / losses” in the fiscal year in which they occur. Income from dividends on financial assets at fair value through profit or loss are recognized in the statement of income as “other income” when the right of the Group to receive the payment is established.

The fair values of quoted investments are based on the current purchase prices. If the market for a financial asset (and for the securities not quoted) is inactive, the Group sets the fair value using appraisal techniques that include the use of recent, unrestricted transactions between knowledgeable, willing parties regarding other substantially like instruments, the analysis of discounted cash flows and the optional pricing models, maximizing market information and relying as little as possible on specific information on the entity.

2.11                        Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at their fair value on the date of the Statement of Financial Position. If positive, they are recorded under “hedge assets.” If negative, they are recorded under “hedge liabilities.”

Changes in the fair value of these derivatives are accounted for directly as income, unless they have been designated a hedging instrument and meet the conditions in the IFRS to use hedge accounting:

a. Fair value hedge:   The gain or loss in the appraisal of the hedging derivative must be recognized immediately in the statement of income, together with the change in fair value of the hedged item attributable to the hedged risk, netting out the effects in the statement of income.

b. Cash Flow Hedge: The effective part of changes in the fair value of derivatives is accounted for in a net equity reserve called “cash flow hedge.” The cumulative profit or loss in net Shareholders’ Equity is carried to the statement of income in the periods when the hedged item affects results, netting out such effect in the statement of income.

Changes in the fair value of any derivative not qualified as a hedge derivative are recognized immediately in the statement of income under “other net gains / (losses).”

The Company does not use hedge accounting for its investments abroad.

The Company is also evaluating the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 32 and 39.

2.12                        Inventories

Inventories are accounted for at the lesser of cost or net realizable value. Cost is determined by the average weighted price method. The cost of finished products and of products in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on a normal operating capacity) to bring the goods to saleable condition, but it excludes interest expense. The net realizable value is the estimated sales price in the normal course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the items involved.

2.13                        Trade receivables and other receivables

Trade receivables are recognized initially at their nominal value, given the short period in which they are recovered, less the impairment loss reserve. A provision is made for impairment losses on trade receivables when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in marketing costs in the statement of income.

2.14                        Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits in banks and other short-term, highly liquid investments originally expiring in 3 months or less.

2.15                        Bank and Debt Security Debt

Bank funding and debt securities issues are initially recognized at fair value, net of the costs incurred in the transaction. Outside resources are later appraised at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the statement of income during the life of the debt using the effective interest rate method.

2.16                        Income tax and deferred taxes

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the balance sheet method on the temporary differences between the fiscal basis of assets and liabilities and the carrying amounts in the annual consolidated accounts. However, deferred taxes are not accounted for when they come from the initial recognition of a liability or asset in a transaction other than a business combination that does not affect either the book profit or loss or the fiscal gain or loss at the time of the transaction.

Deferred tax assets are recognized when it is likely that future fiscal benefits will be available against which temporary differences can be offset.

Deferred taxes for temporary differences stemming from investments in subsidiaries and Equity Investees are recognized except when the Company can control the date when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17                        Employee benefits

The Company has established an accrual to cover severance indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value pursuant to IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment. The liability for these benefits is presented under “cumulative liabilities.”

The Company and its subsidiaries have provided for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities.

2.18                        Provisions

Provisions for litigation are recognized when the company has a present legal or implicit liability as a result of past occurrences, it is likely that disbursements will be required to settle the liability and the amount has been reliably estimated.

When there are several similar obligations, the probability that a disbursement be required for settlement is determined considering the type of liability as a whole. A provision is recognized even if the probability of a disbursement for any item included in the same class of liabilities may be slight.

2.19                        Bottle deposits

This is a liability comprised of cash collateral received from customers for bottles made available to them.

This liability represents the value of the deposit that we will have return if the client or the distributor returns the bottles and cases to us in good conditions, along with the original invoice. The estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors, estimated amount of bottles in circulation and a historical average weighted value per bottle or case. In addition, since the amount of bottles and cases has normally increased throughout time, this liability is recorded under long term.

This liability is shown in other non-current liabilities considering that historically, more bottles are placed on the market in a period of operation than are returned by customers in the same period.

2.20                        Income Recognition

Operating income includes the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Operating income is shown net of value-added tax, returns, rebates, and discounts and net of sales inside the companies that are consolidated.

The Company recognizes income when the amount of income can be reliably appraised and it is likely that the future economic benefits will flow into the Company.

2.21                        Dividend payments

Dividend payments to the Company shareholders are recognized as a liability in the consolidated annual accounts of the Company, based on the obligatory 30% minimum stipulated in the Companies Law.

2.22                        Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. The resulting accounting estimates will, by definition, rarely match the real outcome. Below, estimations and judgments are explained that might have a material impact on future financial statements.

2.22.1              Estimated impairment loss on goodwill

The Group confirms annually whether goodwill has undergone any impairment loss. The amounts recoverable from cash generating units have been determined on the basis of calculations of the value of use. The key variables that management must calculate include the volume of sales, prices, expense on marketing, and other economic factors. The estimation of these variables requires a considerable administrative judgment as those variables imply inherent uncertainties. Yet, the assumptions used are consistent with our internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable.

2.22.2              Allowance for Doubtful Accounts

We evaluate the possibility of collecting trade receivables using several factors. When we become aware of a specific inability of a customer to fulfill its financial commitments to us, a specific allowance for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that we estimate will ultimately be collected. In addition to specifically identifying potential customer uncollectibles, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of our trade receivables, both outstanding and past due, among other factors. The balance of our trade receivables was ThCh$77,508,191 at March 31, 2010, net of an allowance for doubtful accounts provision of ThCh$1,421,186. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3              Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimate useful life of those assets. Changes in circumstances, such as technological advances, changes in our business model, or changes in our capital strategy might modify the effective useful life as compared to our estimates. Whenever we determine that the useful life of property, plant, and equipment might be shortened, we depreciate the excess between the net book value and the recovery value estimated according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful life of assets shorter. We review the impairment to long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of effective future cash flows is based, among other things, on certain assumptions about the expected operating yield in the future. Our estimates of non-discounted cash flows may differ from real cash flows because, among other reasons, of technological changes, economic conditions, changes in the business model, or changes in the operating yield. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the book value of the asset, the asset will be written off at its estimated fair value. Free cash flows in Brazil and Argentina were discounted at a rate of 12% and generated a value above that of the respective assets of our Brazilian and Argentine Subsidiaries (including the goodwill on the investment).

2.22.4              Liabilities for bottle and case collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to our customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historic value per bottle or case. Moreover, since the number of bottles and cases has generally increased over time, the liability is presented in the long term. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.23                        New IFRS and Interpretations of the IFRS Interpretation Committee.

The following IFRS standards and interpretations of the IFRIC have been issued:

New Standards	Mandatory effective date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2013
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	January 1, 2011

Improvements and amendments	Mandatory effective date
IAS 24 Related party disclosures	January 1, 2011
IAS 32 Financial instruments: Presentation	January 1, 2011

The Management of the Company and its subsidiaries estimate that adopting the standards, amendments, and interpretations indicated above will have no material impact on the Consolidated Financial Statements of Embotelladora Andina S.A. in the period of initial application.

NOTE 3 — FIRST-TIME APPLICATION OF IFRS

Embotelladora Andina S.A. and Subsidiaries have implemented IFRS starting January 1, 2010 and presents quarterly financial statements according to IFRS comparative to 2009.

The date of transition for Embotelladora Andina and Subsidiaries is January 1, 2009.

These Financial Statements have been prepared according to IFRS issued until this date and under the premise that such standards will be the same applicable in adopting IFRS as of the period 2010, comparatively to the period 2009. Therefore, any new standards may affect the conclusions in this document.

Sections 3.1 and 3.2 present the reconciliations required by IFRS 1 between the beginning and closing balances of the year ending December 31, 2009 and the period ended March 31, 2009 and the beginning balances as of January 1, 2009, after applying these standards.

The exemptions in IFRS 1 that the company decided to apply in its IFRS adoption are:

i)                                         Business combination:

The Company did not restate business combinations retroactively that took place prior to January 1, 2009.

ii)                                      Fair value or reappraisal of cost.

The Company considered the appraisals of certain items in property, plant, and equipment at the fair value to be used as the cost attributable to the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment the values of which, in local currency, were significantly distant from the fair values determined by appraisals.

The group of assets of Chilean Companies for which the fair value was not made the attributed cost was assigned the historic cost, plus a legal price-level restatement to represent the cost attributed on the transition date.

iii)                                   Cumulative actuarial profits and losses for post-employment benefits:

The effects of applying actuarial calculations to post-employment benefits were recognized directly in cumulative results as of January 1, 2009.

iv)                                  Translation reserves:

The Company considered all cumulative translation reserves through the transition date to be nil or zero.

Below is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chile GAAP) and International Financial Reporting Standards (IFRS) applied by the Company, and of the impact on Shareholders’ Equity at March 31, 2009, December 31, 2009, and January 1, 2009 and on the net gain at March 31 and December 31, 2009:

3.1                               Reconciliation of Net Shareholders’ Equity from generally accepted accounting principles in Chile to International Financial Reporting Standards at January 1, March 31, and December 31, 2009:

	NOTE	03/31/2009	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Shareholders’ Equity according to Chilean GAAP		351,350,144	336,578,506	346,248,602

Adjustments to IFRS
Property, plant and equipment, reappraisal and change in functional currency	3.3.1	25,235,300	42,893,951	28,469,859
Change in functional currency and suspension of goodwill amortization	3.3.2	459,005	15,085,550	—
Post-employment benefits	3.3.4	1,506,855	1,554,045	1,114,217
Reversal of price-level restatement	3.3.6	2,366,714	2,520,859	—
Hedging instruments	3.3.7	173,211	(2,079,511)	173,211
Deferred taxes	3.3.9	(18,574,206)	(17,205,160)	(20,324,257)
Investments in equity investees	3.3.8	1,554,845	3,591,820	1,400,227
Minority interest		10,047	9,141	10,837
Other		(83,753)	(51,493)	481,399
Subtotal		363,998,162	382,897,708	357,574,095
Minimum dividend	3.3.10	(11,279,813)	(9,339,973)	(11,279,813)
Net Shareholders’ Equity according to IFRS		352,718,349	373,557,735	346,294,282

3.2                               Reconciliation of the year’s income from Chile GAAP to IFRS as March 31, and December 31, 2009:

	NOTE	03/31/2009	12/31/2009
		ThCh$	ThCh$
Income according to Chilean GAAP		22,681,030	86,918,333

Adjustments to IFRS
Depreciation	3.3.1	(1,386,503)	(4,276,931)
Goodwill amortization	3.3.2	1,753,814	6,094,120
Intercompany account considered investment in subsidiary	3.3.3	4,212,132	13,804,730
Post-employment benefits	3.3.4	392,638	439,828
Reversal of translation adjustment according to Chilean standard	3.3.5	(88,325)	(4,977,864)
Translation of results at average exchange rate	3.3.5	1,519,410	2,412,869
Reversal of price-level restatement	3.3.6	(1,747,790)	(1,240,956)
Hedging instruments	3.3.7	—	(2,252,722)
Deferred taxes	3.3.8	(39,306)	1,476,431
Investments in equity investees	3.3.9	7,553	(382,625)
Minority interest		903	2,748
Other		(95,906)	(32,483)
Statement of Income according to IFRS		27,209,650	97,985,478

3.3                               Explanation of main differences between Chilean GAAP and IFRS

3.3.1                     Property, plant and equipment

The Company reappraised property, plant, and equipment in order to consider their fair value to be the attributed cost at the historic cost on the transition date. Those assets are virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment whose value in local currency was significantly distant from the fair values determined in appraisals.

The group of assets of Chilean Companies for which the fair value was not used as the attributed cost was assigned the historic cost, plus legal price-level restatement, as the cost attributed on the transition date.

Moreover, according to Chilean GAAP, property, plant and equipment of operations in Brazil and Argentina were controlled in U.S. Dollars while according to IFRS, those same assets are now controlled in the functional currency of each of the countries of origin. The differences in appraisal are also included in this adjustment.

According to the changes in the initial balances for property, plant and equipment described above, there was a greater debit against income that is presented in the reconciliation of income between Chilean GAAP and IFRS.

The amount shown in property, plant and equipment totaled, on a consolidated basis, ThCh$223,676,043 at December 31, 2008 according to Chilean GAAP.

3.3.2                     Goodwill

The equity adjustment originates in the change in functional currency between Chilean GAAP and IFRS. According to Chilean GAAP, goodwill on the operations in Argentina and Brazil was controlled in dollars while under IFRS, it is controlled directly in the functional currency of each country.

The effects on results presented in the reconciliation between Chilean GAAP and IFRS come from suspending the straight-line amortization that had been performed through December 31, 2009. Under IFRS, those amounts are not amortizable and the value is reduced only provided the impairment test shows a recovery value that is less than the accounting value.

3.3.3                     Intercompany account treated as investment in subsidiary

Within its corporate structure, the Company has intercompany accounts receivable in U.S. dollars from its subsidiaries abroad. According to Chilean GAAP, the exchange rate differences originating in the Chilean Companies resulting from these accounts receivable were accounted for directly in income, while the foreign subsidiaries recognized this effect and the rest of the items controlled in U.S. dollars as a translation effect in the income statement. Under IFRS, those U.S. dollar accounts receivable and accounts payable have been assigned as part of the investment abroad, therefore any difference between the U.S. dollar and the functional currency of each of the entities is accounted for in equity accounts.

3.3.4                     Post-employment benefits

Under IFRS, the all-event severance indemnity stipulated in individual or collective employment contracts creates a liability that must be determined by the actuarial value of the accrual cost of the benefit. This means making estimates of variables such as future permanence, interest rate at which benefits are discounted, mortality rate, employee turnover rate and future salary increase, among others. According to Chilean GAAP, this same obligation was recognized at the actual value according to the benefit accrual cost and a period of capitalization that considered the expected time of employment of employees on the date of their retirement.

The difference from applying actuarial calculations to the employee severance benefits is shown in the reconciliation of shareholders’ equity and income statement between Chilean GAAP and IFRS.

3.3.5                     Translation effects

Under Chilean GAAP, according to Bulletin 64 of the Chilean Accountants Association, the non-monetary assets and liabilities of foreign companies were controlled in historic dollars and results were translated from local currency to the control currency (U.S. dollar) and then the figures in the control currency translated to Chilean pesos at the closing exchange rate.

According to IFRS, non-monetary asset and liability accounts are controlled in the functional currency of each reporting entity and income accounts are translated at the functional currency of the parent company at the average exchange rate for each transaction.

In the reconciliation of results between Chilean GAAP and IFRS, the translation effects recognized under Chilean standards have been reversed and the differential income that results from the translation according to IFRS as compared to Chilean GAAP has been recognized.

3.3.6                     Price-level restatement

The accounting principles in Chile require that the financial statements be adjusted to reflect the effect of the loss in the purchasing power of the Chilean peso on the financial position and operating income of the reporting entities. This method was based on a model that required calculating the profit or loss from net inflation attributed to monetary assets and liabilities exposed to variations in the purchasing power of the local currency. The historic cost of non-monetary assets and liabilities, equity accounts and income accounts are restated to reflect the variations in CPI from the date of acquisition to the close of the fiscal year.

The gain or loss in the purchasing power, included in net profits or losses, reflected the effects of inflation on monetary assets and liabilities held by the Company.

IFRS does not consider indexing by inflation in countries that are not hyperinflationary, like Chile. So, the income and balance sheet accounts are not adjusted for inflation and variations are nominal. The reconciliation of equity and income between Chilean GAAP and IFRS shows the effects of eliminating price-level restatement recorded during 2009.

3.3.7                     Hedging instruments

The Company holds hedging agreements to hedge exchange rates, prices of raw materials and adjustment indicators. Under Chilean GAAP, pursuant to Technical Bulletin 57, theses were appraised according to variations in their fair value. The effects on income in those items defined as expected hedging transactions of items are deferred until settlement. However, under IFRS, these agreements have not demonstrated their effective hedging, so the effects on variations in their fair value are recorded directly in income at each end of period.

3.3.8                     Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.3.9                     Investment in Equity Investees

This corresponds to the effects of the adoption of IFRS by companies where the parent company holds investments accounted according to the equity method.

3.3.10              Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of its net profits, unless otherwise decided by shareholders. Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis. This liability did not exist under Chilean GAAP.

NOTE 4 — REPORTING BY SEGMENT

The company provides information by segment according to IFRS 8 “Operating Segments.” That rule establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The company measures and evaluates performance of segments according to operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                  Chilean operations

•                  Brazilian operations

•                  Argentine operations

The three operating segments conduct their business through the production and sale of carbonated beverages, other beverages, and packaging.

The total income by segment includes sales to unrelated customers, as indicated in the consolidated statement of income of the Company, as well as inter-segment sales.

A summary of the operations by segment of the Company is as follows, according to IFRS:

For the period ended March 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	73,201,208	47,545,071	109,279,127	—	230,025,406
Operating income between segments, total	—	—	—	—	—
Interest income, total for segments	403,011	55,245	376,747	—	835,003
Interest expense, total for segments	(1,287,527)	(28,250)	(259,666)	—	(1,575,443)
Interest income, net, total for segments	(884,516)	26,995	117,081	—	(740,440)
Depreciation and amortization, total for segments	(4,144,208)	(1,867,126)	(3,372,783)	—	(9,384,117)
Sums of significant income items, total	47,682	3,378	143,610	—	194,670
Sums of significant expense items, total	(55,061,411)	(41,878,515)	(90,376,535)	—	(187,316,461)

Gain (loss) of the segment reported, total	13,158,755	3,829,803	15,790,500	—	32,779,058

Share of the entity in income of Equity Investees accounted for by the equity method, total	(89,691)	—	703,664	—	613,973
Income tax expense (income), total	(2,501,860)	(2,066,489)	(6,951,184)	—	(11,519,533)

Segment assets, total	331,970,765	92,521,493	254,616,866	—	679,109,124

Carrying amount in Equity Investees and combined businesses accounted for under the equity method, total	26,147,788	—	9,396,876	—	35,544,664

Disbursements of non-monetary assets of the segment, total for segments	8,094,101	1,624,210	5,124,891	—	14,843,202
Liabilities of the segments, total	158,358,365	44,433,850	66,807,448	—	269,599,663

For the fiscal year ending December 31, 2009	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	273,098,100	175,186,871	339,546,374	—	787,831,345
Operating income between segments, total		1,237,173		(1,237,173)	—
Interest income, total for segments	3,983,241	60,876	1,376,216	—	5,420,333
Interest expense, total for segments	(5,423,157)	(684,661)	(2,015,686)	—	(8,123,504)
Interest income, net, total for segments	(1,439,916)	(623,785)	(639,470)	—	(2,703,171)
Depreciation and amortization, total for segments	(16,203,496)	(8,152,895)	(12,050,567)	—	(36,406,958)
Sums of significant income items, total	1,099,093	121,055	3,510,330	—	4,730,478
Sums of significant expense items, total	(216,788,668)	(154,614,091)	(285,300,630)	1,237,173	(655,466,216)

Gain (loss) of the segment reported, total	39,765,113	13,154,328	45,066,037	—	97,985,478

Share of the entity in income of Equity Investees accounted for by the equity method, total	366,146	—	1,237,753	—	1,603,899
Income tax expense (income), total	(4,859,074)	(7,299,694)	(17,007,657)	—	(29,166,425)

Segment assets, total	322,224,369	81,920,589	244,800,005	—	648,944,963

Carrying amount in Equity Investees and combined businesses accounted for under the equity method, total	26,149,730	—	8,581,488	—	34,731,218
Disbursements of non-monetary assets of the segment, total for segments	22,934,261	18,892,316	7,656,260	—	49,482,837
Liabilities of the segments, total	122,020,055	38,263,173	115,104,000	—	275,387,228

NOTE 5 — CASH AND CASH EQUIVALENTS

This line was comprised as follows as of March 31, 2010, December 31, 2009 and January 1, 2009:

Description	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
By item
Cash	57,761	54,634	1,351,380
Bank Balances	19,731,777	20,162,614	19,864,906
Deposits	91,401,012	73,686,670	81,721,480
Mutual Fund Investments	32,923,598	18,541,091	26,281,105
Cash and cash equivalents	144,114,148	112,445,009	129,218,871

	ThCh$	ThCh$	ThCh$
By currency
Dollar	10,430,896	6,321,415	25,546,100
Argentine Peso	1,170,525	602,067	2,366,465
Chilean Peso	98,330,494	82,792,844	93,910,652
Real	34,182,233	22,728,683	7,395,654
Cash and cash equivalents	144,114,148	112,445,009	129,218,871

5.1     Deposits

Time deposits defined as Cash and cash equivalents were as follows at March 31, 2010, December 31, 2009 and January 1, 2009:

Placement	Entities	Currency	Principal	Annual Rate	Balances at 03/31/2010
			ThCh$	%	ThCh$
09-29-2009	Banco Itaú	UF	7,741,172	1.20%	7,848,675
11-09-2009	Banco Itaú	UF	4,200,000	2.00%	4,229,309
06-15-2009	Banco Chile	UF	3,322,621	2.70%	3,400,149
06-24-2009	Banco Chile	UF	3,000,000	3.20%	3,082,435
06-24-2009	Banco Santander	UF	4,543,900	2.40%	4,640,415
07-14-2009	Banco BBVA	UF	2,737,500	1.50%	2,776,976
10-13-2009	Banco Estado	UF	5,783,450	0.23%	5,834,812
10-10-2009	Banco Estado	UF	4,364,533	0.42%	4,398,430
10-27-2009	Banco Itaú	UF	2,670,000	1.40%	2,694,888
12-17-2009	Banco Santander	UF	11,010,500	2.50%	11,094,342
01-13-2010	Banco Chile	UF	4,410,633	1.70%	4,446,620
01-13-2010	Banco Estado	UF	4,410,633	1.65%	4,446,147
01-27-2010	Banco Scotiabank	UF	2,497,978	0.81%	2,516,204
02-01-2010	Banco Santander	UF	1,040,683	0.74%	1,048,548
02-05-2010	Banco BBVA	UF	2,500,000	0.10%	2,517,245
02-12-2010	Banco BBVA	UF	1,097,973	-1.55%	1,107,457
03-23-2010	Banco BBVA Francés	A$	16,556	9.25%	16,262
03-29-2010	Banco Votoratium	R$	32,902	99.10%	32,902
10-06-2009	Banco Itaú	R$	8,977,401	98.28%	9,135,441
01-12-2010	Banco Itaú	R$	5,889,500	98.28%	5,968,293
03-05-2010	Banco Itaú	R$	2,944,750	98.28%	2,955,310
10-16-2009	Banco Bradesco	R$	1,243,460	98.39%	1,280,720
02-19-2010	Banco Bradesco	R$	5,889,500	98.39%	5,929,432

	Total				91,401,012

Placement	Entities	Currency	Principal	Annual Rate	Balance at 12/31/2009
			ThCh$	%	ThCh$
12-17-2009	Banco Santander	Chilean Pesos	11,010,500	2.50%	10,996,285
10-06-2009	Banco Itaú	Reais	11,649,437	8.45%	8,895,193
12-14-2009	Banco Deutsche Bank	Chilean Pesos	8,817,738	0.48%	8,819,737
09-29-2009	Banco Itaú	Chilean Pesos	7,741,171	1.20%	7,804,537
10-13-2009	Banco Estado	Chilean Pesos	5,783,449	0.23%	5,816,009
06-24-2009	Banco Santander	Chilean Pesos	453,900	2.40%	4,600,859
10-19-2009	Banco Estado	Chilean Pesos	4,364,533	0.42%	4,382,178
11-09-2009	Banco Itaú	Chilean Pesos	4,200,000	2.00%	4,197,177
06-15-2009	Banco Chile	Chilean Pesos	3,322,621	2.70%	3,368,735
06-24-2009	Banco Chile	Chilean Pesos	3,000,000	3.20%	3,050,270
10-27-2009	Banco Itaú	Chilean Pesos	2,670,000	1.40%	2,678,396
07-14-2009	Banco BBVA	Chilean Pesos	2,737,500	1.50%	2,759,342
11-13-2009	Banco Santander	Chilean Pesos	1,876,098	3.30%	1,877,662
10-16-2009	Banco Bradesco	Reais	145,618	8.43%	1,410,005
11-24-2009	Banco BCI	Chilean Pesos	1,248,101	4.50%	1,249,422
11-18-2009	Banco Estado	Chilean Pesos	1,003,066	3.30%	1,003,445
11-24-2009	Banco Santander	Chilean Pesos	728,386	4.70%	729,305
04-02-2009	Banco Votorantim	Reais	30,295	8.63%	31,955
11-23-2009	Banco BBVA Francés	Argentine Pesos	15,906	10.00%	16,158
Total					73,686,670

Placement	Entities	Currency	Principal	Annual Rate	01/01/2009
			ThCh$	%	ThCh$
09-11-2008	Banco Santander	Chilean Pesos	14,478,105	2.42%	14,993,596
12-02-2008	Banco BCI	Chilean Pesos	8,727,900	8.88%	8,790,334
12-02-2008	Banco BCI	Chilean Pesos	8,727,900	8.88%	8,790,334
09-11-2008	Banco BBVA	Chilean Pesos	7,961,385	2.90%	8,256,963
12-26-2008	Banco BBVA	Chilean Pesos	7,529,640	9.50%	7,538,359
12-16-2008	Banco Royal Of Canada	Dollars	7,575,731	2.73%	7,320,120
09-29-2008	Banco Chile	Dollars	6,645,700	3.78%	6,426,649
11-19-2008	Banco Itaú	Chilean Pesos	6,156,000	6.50%	6,235,415
03-30-2008	Banco Chile	Chilean Pesos	5,200,000	2.00%	5,627,843
12-16-2008	Banco Itaú	Chilean Pesos	3,300,000	9.50%	3,311,459
09-23-2008	Banco Chile	Chilean Pesos	2,238,600	3.40%	2,314,341
07-29-2008	Banco Chile	Chilean Pesos	1,984,000	1.20%	2,084,732
04-02-2008	Banco Votorantim	Reais	28,329	13.61%	31,335
Total					81,721,480

5.2                                        Mutual and investment funds

Mutual and investment fund shares are appraised at the share value at the close of each fiscal year. Variations in the value of shares during the respective fiscal years are accounted for as a debit or credit to income. Below is a description for the end of each period:

Institution	03/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$

BBVA mutual fund	2,741,900	2,844,000	—
Scotiabank mutual fund	3,346,000	3,641,000	—
BCI mutual fund	3,804,000	2,348,000	—
Santander mutual fund	—	1,896,000	—
Itaú Corporate mutual fund	3,072,603	1,574,370	36,153
Banchile mutual fund	4,792,967	3,758,347	10,512,365
Royal Bank of Canada mutual fund	486	—	189,977
Banco Estado mutual fund	2,333,000	—	5,209,999
Citi Institutional Liquid Reserves Limited	11,591,431	2,478,907	10,332,249
Prudential Bache Commodities	1,240,434	—	—

Dreyfus Global Fund Universal Liquidity Plus	777	467	362

Total investment and mutual funds	32,923,598	18,541,091	26,281,105

NOTE 6 —            FINANCIAL ASSETS APPRAISED AT AMORTIZED COST

Below are the financial instruments held by the Company at March 31, 2010, December 31, 2009, and January 1, 2009, other than Cash and cash equivalents. They correspond entirely to time deposits beyond 90 days:

Placement	Entity	Currency	Principal	Annual Rate	03/31/2010	12/31/2009
			ThCh$	%		ThCh$

10-13-2009	Banco BCI	Chilean Pesos	6,600,266	2.40%	6,641,166	6,619,385
12-14-2009	Banco BCI	Chilean Pesos	4,731,879	1.80%	4,757,195	4,735,902
11-02-2009	Banco HSBC	Chilean Pesos	11,326,910	0.49%	11,380,115	11,336,036
Total					22.778.476	22.691.323

NOTE 7 —  TRADE RECEIVABLES AND OTHER ACCOUNTS RECEIVABLE

Trade receivables and other account receivables were comprised as follows at December 31 and January 1, 2009:

	03/31/2010		12/31/2009		01/01/2009
Description	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables	42,675,216	1,905	54,674,968	—	47,567,131	—
Notes receivable	11,643,677	—	14,494,834	192,022	14,591,709	—
Sundry receivables	15,394,135	9,214,444	11,077,776	5,625,155	13,430,678	8,542
Allowance for doubtful accounts	(1,421,186)	—	(1,688,988)	—	(1,559,981)	—
Total	68,291,842	9,216,349	78,558,590	5,817,177	74,029,537	8,542

The change in the allowance for doubtful accounts between January 1 and March 31, 2010 and at January 1 and December 31, 2009 is presented below:

Item	31.03.2010	12/31/2009
	ThCh$	ThCh$

Initial balance at January 1, 2009	1,688,988	1,559,981
Increase	327,490	367,460
Use of allowance	(600,687)	(197,559)
Increase (decrease) because of foreign exchange	5,395	(40,894)
Movement	(267,802)	129,007
Final balance	1,421,186	1,688,988

NOTE 8 —  INVENTORIES

The composition of inventory balances is detailed as follows:

Description	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Raw materials	21,608,087	21,601,753	18,076,625
Merchandise	5,983,351	3,456,085	2,021,982
Production inputs	2,110,976	2,556,814	2,250,164
Products in progress	157,058	87,302	81,381
Finished goods	11,139,921	11,255,686	10,904,548
Other inventories	2,621,281	449,292	37,811
Balance	43,620,674	39,406,932	33,372,511

The cost of inventories recognized as a cost of sale totaled ThCh$128,298,997 at March 31, 2010 and ThCh$113,121,025 at March 31, 2009.

Inventory obsolescence expense was ThCh$31,445 at March 31, 2010.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

At the end of period 2010, the company had a taxable profits fund of ThCh$97,965,064, comprised of profits for which there was first-category income tax credit totaling ThCh$ 66,510,170 and profits without any credit totaling ThCh$ 31,454,894.

9.1                               Current tax receivables

The current tax receivables consisted of the following items:

Description	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Provisional monthly payments	1,299,693	3,459,004	5,062,501
Tax credits	525,061	1,104,054	613,371

Balance	1,824,754	4,563,058	5,675,872

9.2                               Current tax payables

The current tax payables consisted of the following items:

Description	31.03.2010	12/31/2009	01/01/2009
	M$	ThCh$	ThCh$

Gains tax	7,148,996	5,490,308	1,856,631
Other	—	1,363,052	2,900,483

Balance	7,148,996	6,853,360	4,757,114

9.3                               Tax expense

The income tax and deferred tax expenses for the periods ended March 31, 2010 and March 31, 2009 were as follows:

Description	03/31/2010	03/31/2009
	ThCh$	ThCh$

Current tax expense	9,800,328	5,561,949
Adjustment to current tax from previous year	80,411	(30,131)
Other current tax expenses	7,319	—
Total net current tax expense	9,888,058	5,531,818

Deferred tax income (expense) because of the creation and reversal of temporary differences in current tax
Other deferred tax expenses	1,631,475	1,585,777
Total net deferred tax expenses	1,631,475	1,585,777
Total income tax expense	11,519,533	7,117,595

9.4          Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are itemized below:

	At March 31, 2010		At December 31, 2009		At January 1, 2009
Temporary differences	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	—	23,367,430	—	23,219,596	—	24,599,440
Impairment accrual	4,239,726	—	967,157	—	1,222,261	84,074
Employee benefits	—	—	1,343,543	—	834,793	—
Post-employment benefits	—	13,957	71,685	299,226	78,374	348,379
Fiscal losses	1,846	—	1,821	—	1,640,854	—
Contingency provision	—	—	1,640,625	—	1,817,509	—
Foreign currency contract	—	13,158,219	—	13,309,062	—	8,307,797
Other	1,333,267	3,854,997	2,227,692	2,607,283	788,338	1,238,493
Total	5,574,839	40,394,603	6,252,523	39,435,167	6,382,129	34,578,183

9.5                               Deferred tax liability movement

The movement in the deferred liability accounts was:

Item	03/31/2010	12/31/2009
	ThCh$	ThCh$

Initial Balance	39,435,167	34,578,183
Increase (decrease) in deferred tax liabilities	519,696	(3,094,346)
Increase (decrease) due to foreign currency translation	439,740	5,001,263
Other increases (decreases) in deferred tax liabilities	—	2,950,067
Movements	959,436	4,856,984
Final balance	40,394,603	39,435,167

9.6                               Distribution of domestic and foreign tax expenses

As of March 31, 2010 and 2009, the composition of domestic and foreign tax expenses was as follows:

Gains tax	03/31/2010	03/31/2009
	ThCh$	ThCh$
Current taxes
Foreign	8,115,922	4,029,115
Domestic	1,772,136	1,502,703
Current tax expense	9,888,058	5,531,818

Deferred taxes
Foreign	901,751	1,234,767
Domestic	729,724	351,010
Deferred tax expense	1,631,475	1,585,777
Gains tax expense	11,519,533	7,117,595

9.7                                       Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	03/31/2010	03/31/2009
	ThCh$	ThCh$
Income before taxes	44,298,591	34,327,245
Tax expense at legal rate (17%)	(7,530,760)	(5,835,632)
Effect of tax rate in other jurisdictions	(4,927,419)	(3,186,377)

Permanent differences:
Non-taxable operating income	1,652,829	3,154,546
Non-tax-deductible expenses	(642,329)	(1,005,880)
Other	(71,654)	(244,252)
Tax expense adjustment	938,846	1,904,414

Tax expense at effective rate	(11,519,333)	(7,117,595)
Effective rate	26.0%	20.7%

The gains tax rates applicable in each of the jurisdictions where the company does business are:

Country	Rate
Chile	17%
Brazil	34%
Argentina	35%

NOTE 10 — PROPERTY, PLANT, AND EQUIPMENT

10.1                                Balances

Property, plant and equipment at the end of each period are itemized below:

	Gross property, plant and equipment			Cumulative depreciation and impairment loss			Net property, plant and equipment
Item	03/31/2010	12/31/2009	01/01/2009	03/31/2010	12/31/2009	01/01/2009	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Construction in progress	6,883,548	5,487,011	4,942,367	—	—	—	6,883,548	5,487,011	4,942,367

Land	38,842,701	38,636,858	39,712,253	—	—	—	38,842,701	38,636,858	39,712,253

Buildings	88,537,205	88,488,841	85,362,029	27,852,974	27,773,723	26,761,417	60,684,231	60,715,118	58,600,612

Plant and equipment	225,748,001	222,211,690	224,341,427	152,443,859	149,563,233	150,196,493	73,304,142	72,648,457	74,144,934

Information technology equipment	12,064,489	11,852,220	11,957,812	10,019,928	9,712,329	9,269,880	2,044,561	2,139,891	2,687,932
Fixed installations and accessories	28,011,383	28,629,067	28,308,977	13,294,913	13,688,638	13,596,631	14,716,470	14,940,429	14.712.346

Motor vehicles	3,644,659	5,460,712	5,147,810	1,531,329	4,043,972	4,317,408	2,113,330	1,416,740	830,402
Improvements to leased property	331,938	161,494	126,031	91,357	82,158	47,231	240,581	79,336	78,800
Other property, plant and equipment	271,093,762	267,217,784	252,451,181	219,644,678	215,658,753	199,623,318	51,449,084	51,559,031	52.827.863

Total	675,157,686	668,145,677	652,349,887	424,879,038	420,522,806	403,812,378	250,278,648	247,622,871	248,537,509

The Company carries insurance to protect its property, plant and equipment and inventories from potential losses. The geographic distribution of those assets is as follows:

Chile:  Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

10.2        Movement

Movements in property, plant and equipment were as follows between January 1, and March 31, 2010 and between January 1, and December 31, 2009:

For the period ended 03/31/2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	38,636,858	60,715,118	72,648,457	2,139,891	14,940,429	1,416,740	79,336	51,559,031	247,622,871

Additions	3,073,596	—	129,407	1,176,734	66,544	19,349	633,146	—	6,235,790	11,334,566
Disposals	—	—	—	—	—	—	—	—	(18,913)	(18,913)
Transfers between items of property, plant and equipment	(1,941,407)	—	34,486	319,083	69,143	16,214	—	—	1,502,481	—
Depreciation expense	—	—	(405,938)	(3,826,507)	(235,027)	(275,289)	(81,859)	(8,101)	(4,551,396)	(9,384,117)
Increase (decrease) in foreign currency translation	264,348	205,843	309,092	2,812,106	4,010	15,767	145,303	169,346	(3,403,157)	522,658
Other increases (decreases)	—	—	(97,934)	174,269	—	—	—	—	125,248	201,583
Total movements	1,396,537	205,843	(30,887)	655,685	(95,330)	(223,959)	696,590	161,245	(109,947)	2,655,777
Final balance	6,883,548	38,842,701	60,684,231	73,304,142	2,044,561	14,716,470	2,113,330	240,581	51,449,084	250,278,648

For the fiscal year ending 12/31/2009	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvement to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	4,942,367	39,712,253	58,600,612	74,144,934	2,687,932	14,712,346	830,402	78,800	52,827,863	248,537,509

Additions	12,237,194	—	363,270	11,068,846	353,965	17,120	961,803	23,676	21,109,718	46,135,592
Disposals	(18)	—	—	(29,640)	(398)	—	—	—	(145,417)	(175,473)
Transfers between items of property, plant and equipment	(7,707,551)	—	1,165,884	2,377,032	151,751	802,833	37,330	—	3,172,721	—
Depreciation expense	—	—	(1,752,611)	(14,514,062)	(1,350,230)	(1,106,466)	(249,014)	(30,670)	(17,108,739)	(36,111,792)
Increase (decrease) in foreign currency translation	(2,724,793)	(1,075,395)	1,978,600	(472,663)	268,779	(204,152)	(71,530)	7,530	(5,735,714)	(8,029,338)
Other increases (decreases)	(1,260,188)	—	359,363	74,010	28,092	718,748	(92,251)	—	(2,561,401)	(2,733,627)
Total movements	544,644	(1,075,395)	2,114,506	(1,496,477)	(548,041)	228,083	586,338	536	(1,268,832)	(914,638)
Final balance	5,487,011	38,636,858	60,715,118	72,648,457	2,139,891	14,940,429	1,416,740	79,336	51,559,031	247,622,871

NOTE 11 —  RELATED PARTY DISCLOSURES

balances and transactions with related parties as of December 31 and January 1, 2009 are detailed as follows:

11.1           Receivables:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03/31/.2010	12/31/.2009	01.01.2009
					ThCh$	ThCh$	ThCh$

96,891,720-k	Embonor S.A	Related to shareholder	Chile	Chilean peso	399,899	606,952	—
93,473,000-3	Embotelladora Coca Cola Polar S.A	Related to shareholder	Chile	Chilean peso	346,648	444,062	—
89,996,200-1	Envases del Pacífico S.A.	Related to shareholder	Chile	Chilean peso	1,640,133	—	—
96,517,310-2	Embotelladora Iquique S. A.	Related to shareholder	Chile	Chilean peso	57,345	—	—
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholder	Argentina	Argentine peso	1,653,440	—	1,457,749
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Reais	—	—	2,001,016
		Total			4,097,465	1,051,014	3,458,765

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03/31/.2010	12/31/.2009	01.01.2009
					ThCh$	ThCh$	ThCh$

96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean peso	41,019	37,869	34,719

		Total			41,019	37,869	34,719

11.2           Payables:

11.2.1       Current:

	Company	Relationship	Country of origin	Currency	03/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$

96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	6,859,140	5,367,733	9,006,269
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine pesos	—	1,706,392	—
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholders	Brazil	Reais	4.375.190	3,914,755	—
96,705990-0	Envases Central S.A.	Equity Investee	Chile	Chilean pesos	817,334	632,281	1,085,375
86,881,400-4	Envases CMF S.A.	Equity Investee	Chile	Chilean pesos	1,770,469	1,163,054	6,642,220
76,389,720-6	Vital Aguas S.A.	Equity Investee	Chile	Chilean pesos	707,893	913,801	1,058,204
89,996,200-1	Envases del Pacífico S.A.	Common director	Chile	Chilean pesos	—	59,831	176,821
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	—	—	291,907

		Total			14,530,026	13,757,847	18,260,796

11.2.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$

96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	1,948,985	2,047,047	2,495,910
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Chilean pesos	492,823	518,720	641,437

		Total			2,441,808	2,565,767	3,137,347

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 03/31/2010
96,705,990-0	Envases Central	Equity Investee	Chile	Purchase of finished products	Chilean pesos	4,078,290
96,705,990-0	Envases Central	Equity Investee	Chile	Sales of raw materials	Chilean pesos	682,702
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean pesos	13,011,653
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising participation payment	Chilean pesos	1,195,777
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Chilean pesos	42,410
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising charges	Chilean pesos	426,155
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to Shareholders	Brazil	Purchase of concentrate	Reais	16,144,531
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to Shareholders	Brazil	Reimbursement and others	Reais	295,388
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to Shareholders	Brazil	Advertising participation payment	Reais	3,522,935
86,881,400-4	Envases CMF S.A.	Related to Shareholders	Chile	Purchase of bottles	Chilean pesos	1,671,800
86,881,400-4	Envases CMF S.A.	Related to Shareholders	Chile	Purchase of packaging	Chilean pesos	315,873
84,505,800-8	Vendomática S.A	Related to Director	Chile	Sale of finished products	Chilean pesos	178,779
84,505,800-8	Vendomática S.A	Related to Director	Chile	Supply and advertising agreements	Chilean pesos	250,000
96,815,680-2	BBVA Administración General de Fondos	Related to Director	Chile	Investment in mutual funds	Chilean pesos	5,635,900
96,815,680-2	BBVA Administración General de Fondos	Related to Director	Chile	Redemption of mutual funds	Chilean pesos	5,738,000
96,648,500-0	Vital S.A.	Equity Investee	Chile	Purchase of finished products	Chilean pesos	3,625,413
96,648,500-0	Vital S.A.	Equity Investee	Chile	Sale of raw materials	Chilean pesos	831,959
96,648,500-0	Vital S.A.	Equity Investee	Chile	Loan payment	Chilean pesos	—
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Chilean pesos	1,810,911

Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to Shareholders	Argentina	Purchase of concentrate	Argentine pesos	10,598,275

Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to Shareholders	Argentina	Advertising rights, rewards and others	Argentine pesos	494,563

Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to Shareholders	Argentina	Advertising participation	Argentine pesos	(871,258)

Taxpayer ID	Company	Relationship	Country of Origin	Description of transaction	Currency	Cumulative as of 12/31/2009
						ThCh$
96,705,990-0	Envases Central	Equity Investee	Chile	Purchase of finished products	Chilean peso	18,361,212
96,705,990-0	Envases Central	Equity Investee	Chile	Sale of raw materials and materials	Chilean peso	2,432,955
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean peso	79,166,075
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Payment of advertising share	Chilean peso	5,734,098
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of advertising	Chilean peso	3,627,587
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Other sales	Chilean peso	1,036,370
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Purchase of concentrate	Real	56,859,868
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,118,745
Foreign	Recofarma do Indústrias Amazonas Ltda	Related to shareholder	Brazil	Payment of advertising shares	Real	11,333,220
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean peso	9,693,910
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Dividend payment	Chilean peso	2,000,000
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine peso	35,498,256
89,996,200-1	Envases del Pacífico S.A.	Common Director	Chile	Purchase of raw materials	Chilean peso	496,303
96,891,720-K	Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean peso	6,887,687
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	707,819
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Sale of products	Chilean peso	4,199,630
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	60,722
90,278,000-9	Iansagro S.A.	Common Director	Chile	Purchase of sugar	Chilean peso	6,506,542
84,505,800-8	Vendomática S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	1,639,692
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Investment of mutual funds	Chilean peso	43,045,413
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Redemption of mutual funds	Chilean peso	40,176,629
76,389,720-6	Vital Aguas S.A.	Equity Investee	Chile	Purchase of finished products	Chilean peso	5,415,866

11.4                                Payroll and benefits of key employees in the Company:

At the end of period March 31, 2010 and 2009, respectively, the salary and benefits of key employees of the Company, corresponding to directors and managers, were comprised as follows:

Full description	03/31/2010	03/31/2009
	ThCh$	ThCh$
Executive wages, salaries and benefits	830,629	785,954
Director allowances	188,194	184,907
Severance benefits	16,182	150,372
Total	1,035,005	1,121,233

NOTE 12 —  EMPLOYEE BENEFITS

As of March 31, 2010,, December 31 and January 1, 2009 , the Company carried a provision for profit share and for bonuses totaling ThCh$1,001,372,ThCh$6,230,506 and ThCh$4,862,731, respectively.

This liability is shown in accrued cumulative liabilities in the statement of financial position.

The debit against income in the statement of comprehensive income is distributed between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1           Employee expenses

At March 31, 2010 and 2009, employee expenses included in the statement of consolidated comprehensive income were:

Description	03/31/2010	03/31/2009
	ThCh$	ThCh$

Wages and salaries	11,298,759	11,012,420
Employee benefits	2,861,544	2,936,490
Severance and post-employment benefits	254,546	316,237
Other personnel expenses	874,763	806,048
Total	15,289,612	15,071,195

12.2           Post-employment benefits

This item presents the severance indemnity provisions appraised pursuant to Note 2.17. The composition of current and non-current balances at March 31, 2010, December 31, 2009 and January 1, 2009 is detailed as follows:

Post-employment benefits	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Non-current provision	8,656,022	8,401,791	8,034,813
Total	8,656,022	8,401,791	8,034,813

12.3           Post-employment benefit movement

The movements of post-employment benefits were as follows during the 2010 and 2009:

Movements	03/31/2010	31/12/2009
	ThCh$	ThCh$

Initial balance at 01/01/2009	8,401,791	8,034,813
Service costs	109,868	114,293
Interest costs	52,037	325,872
Net actuarial losses	111,332	540,943
Benefits paid	(19,006)	(614,130)
Total	8,656,022	8,401,791

12.4           Assumptions

The actuarial assumptions used in the periods ended March 31, 2010 and 2009 were:

Assumption	12/31/2009

Discount rate	4.0%
Expected salary increase rate	2.0%
Turnover rate	6.6%
Mortality rate	RV-2004
Retirement age of women	60 years
Retirement age of men	65 years

NOTE 13 —  INVESTMENTS IN EQUITY INVESTEES ACCOUNTED FOR BY THE EQUITY  METHOD

13.1           Balances

The investments in Equity Investees recorded using the equity methods are described below:

		Country of	Functional	Investment Cost			Percentage interest
R.U.T.	Name	Incorporation	Currency	03/31/2010	12/31/2009	01/01/2009	03/31/2010	12/31/2009	01/01/2009
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
86,881,400-4	Envases CMF S.A.	Chile	Chilean Pesos	19,130,173	18,910,774	19,833,478	50.00%	50.00%	50.00%
76,389,720-6	Vital Aguas S.A.	Chile	Chilean Pesos	2,812,751	2,805,995	1,932,723	56.50%	56.50%	56.50%
96,705,990-0	Envases Central S.A.	Chile	Chilean Pesos	4,204,864	4,433,731	4,468,821	49.91%	49.91%	49.91%
Foreign	Mais Industria de Alimentos S. A.	Brazil	Reais	4,674,890	—	—	6.16%	—	—
Foreign	Sucos Del Valle do Brasil Ltda.	Brazil	Reais	3,507,334	—	—	6.16%	—	—
Foreign	Holdfab Partic. Ltda.	Brazil	Reais	—	7,390,522	5,595,346	14.73%	14.73%	14.73%
Foreign	Kaik Participações Ltda.	Brazil	Reais	1,214,652	1,190,196	992,173	11.31%	11.31%	11.31%

				35,544,664	34,731,218	32,822,541

13.2           Movement

The movement of investments in Equity Investees recorded by the equity method is shown below, for the period from January 1 to March 31, 2010 and January 1 to December 31, 2009:

Itemization	03/31/2010	12/31/2009
	ThCh$	ThCh$
Initial Balance	34,731,218	32,822,541
Share in items from previous periods, investments in Equity Investees	—	76,913
Increase (decrease) in foreign currency translation, investments in Equity Investees	199,473	527,922
Capital increases in Equity Investees	—	937,607
Share in operating profit (loss)	764,929	1,603,899
Unrealized profit	(150,956)	(1,237,664)
Final balance	35,544,664	34,731,218

The main movements in the period are explained below:

Vital Aguas S.A., an Equity Investee, decided to increase capital by ThCh$1,274,284 at a Special General Shareholders Meeting held in April 2009. The increase was to be made by issuing 5,000 shares. Embotelladora Andina S.A. subscribed and paid for 2,825 shares, for a price of ThCh$719,970.

On February 12, 2009, our Brazilian subsidiary Rio de Janeiro Refrescos Ltda. contributed to a capital increase approved by Holdfab Participações Ltda. in which it holds an interest of 14.732%. This entailed a payment of ThCh$217,637.

NOTE 14 —  INTANGIBLE ASSETS

14.1           Balances

Intangible assets as of the end of each period are described below:

	March 31, 2010			December 31, 2009			January 1, 2009
	Gross	Cumulative	Net	Gross	Cumulative	Net	Gross	Cumulative	Net
Item	amount	amortization	Amount	amount	amortization	Amount	amount	amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Goodwill	61,890,687	—	61,890,687	61,360,345	—	61,360,345	65,269,071	—	65,269,071
Rights	527,603	(101,902)	425,701	525,403	(98,501)	426,902	244,317	(124,712)	119,605
Software	6,927,433	(6,125,295)	802,138	6,927,432	(5,979,621)	947,811	7,268,237	(5,710,665)	1,557,572
Total	69,345,723	(6,227,197)	63,118,526	68,813,180	(6,078,122)	62,735,058	72,781,625	(5,835,377)	66,946,248

14.2           Goodwill

The movement in goodwill during the period in 2010 and 2009 is detailed as follows:

Period January — March 2010

Cash generating unit	01/01/2010	Additions	Retirement	Translation difference — functional currency different from currency of presentation	03/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	294,916	44,115,226
Argentine operation	17,540,035	—	—	235,426	17,775,461
Total	61,360,345	—	—	530,342	61,890,687

Period January — December 2009

Cash generating unit	01/01/2009	Additions	Retirement	Translation difference — functional currency different from currency of presentation	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,042,712	—	—	2,777,598	43,820,310
Argentine operation	24,226,359	—	—	(6,686,324)	17,540,035
Total	65,269,071	—	—	(3,908,726)	61,360,345

14.3           Identifiable assets

The movement and balances of identifiable intangible assets are shown below for the period January 1 to March 31, 2010 and January 1 to December 31, 2009:

	March 31, 2010			December 31, 2009
Item	Rights	Software	Total	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	425,701	947,813	1,373,514	119,605	1,557,572	1,677,177
Additions	—	—	—	405,798	66,746	472,544
Amortization	—	(145,675)	(145,675)	(98,501)	(744,284)	(842,785)
Other increases (decreases)	—	—	—	—	67,777	67,777
Final balance	425,701	802,138	1,227,839	426,902	947,811	1,374,713

NOTE 15 —  INTEREST-BEARING LOANS AND FINANCIAL LIABILITIES

15.1           Interest- bearing loans

The balances of interest-bearing loans and financial liabilities are shown below, separated into type of liability and presentation in the statement of financial position:

Interest-bearing loans	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Bank loans	9,219,458	816,013	6,459,622
Total	9,219,458	816,013	6,459,622

Current	9,077,894	615,441	6,046,170
Non-current	141,564	200,572	413,452
Total	9,219,458	816,013	6,459,622

15.1.2       Current bank loans

Bank	Currency	03/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
Banco de Galicia	Argentine Pesos	2,716,601	129,455	3,742,490
Banco Nuevo Santa Fe	Argentine Pesos	—	243,723	—
Banco BBVA Francés	Argentine Pesos	6,116,340	—	2,076,268
Banco de Chile	Chilean Pesos	—	—	1,000
Banco Alfa	Reais	124,069	122,704	114,657
Banco Votorantim	Reais	120,884	119,559	111,755
Total		9,077,894	615,441	6,046,170

Principal owed		9,034,525	609,436	5,656,234

Average interest rate		12.77%	10.58%	17.64%

15.1.3       Non-current loans

		03/31/2010					12/31/2009		01/01/2009
		Year of expiration			Average		Average		Average
Bank	Currency	2011	2012	Total	interest rate	Total	interest rate	Total	interest rate
		ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	%
Banco Votorantim	Reais	120,886	—	120,886	9.40	149,446	9.40	250,706	9.86
Banco Alfa	Reais	20,678	—	20,678	10.79	51,126	10.79	162,746	11.20
Total		141,564	—	141,564	9.60	200,572	9.75	413,452	10.39

15.2           Other financial liabilities

The balance of other interest-bearing financial liabilities is provided below:

Other financial liabilities	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Bonds (face rate)	78,027,326	76,601,887	79,797,699
Expenses of bond issuance and discounts on placement	(2,825,566)	(2,876,274)	(3,115,345)
Bank tax (CPMF Brazil)	3,858,855	4,407,929	8,609,796
Total	79,060,615	78,133,542	85,292,150

Current	5,643,793	5,184,440	5,458,072
Non-current	73,416,822	72,949,102	79,834,078
Total	79,060,615	78,133,542	85,292,150

15.2.1     Bonds

	Current			Non-current			Total
Composition of bonds	03/31/2010	12/31/2009	01/01/2009	03/31/2010	12/31/2009	01/01/2009	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds at face rate	3,562,223	3,117,629	1,747,656	74,465,103	73,484,258	78,050,043	78,027,326	76,601,887	79,797,699
Expenses of issuance and discounts on placement	(233,743)	(232,978)	(251,601)	(2,591,823)	(2,643,296)	(2,863,744)	(2,825,566)	(2,876,274)	(3,115,345)
Net balance presented in statement of financial position	3,328,480	2,884,651	1,496,055	71,873,280	70,840,962	75,186,299	75,201,760	73,725,613	76,682,354

15.2.2        Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

							Next
Bond registration or		Face	Unit of	Interest	Final	Interest	amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	Of capital	03/31/2010	12/31/2009	01/01/2009
								ThCh$	ThCh$	ThCh$
Bonds, current portion
SVS Registration No. 254, 6/13/2001	B	3.638.261	UF	6,5	01.06.2026	Semi-annual	Jun-10	3,562,223	3,117,629	1,747,656
Total current portion								3,562,223	3,117,629	1,747,656

Bonds, non-current portion
SVS Registration No. 254. 6/13/2001	B	3.638.261	UF	6,5	01.06.2026	Semi-annual	Jun-10	74,465,103	73,484,258	78,050,043
Total, non-current portion								74,465,103	73,484,258	78,050,043

The interest accrued included in the current portion of bonds totaled ThCh$ 1,629,234 at March 31, 2010, ThCh$406,229 at December 31 and ThCh$423,190 at January 1, 2009.

15.2.3        Non-current maturities

							Total
		Year of maturity					non-current
	Series	2011	2012	2013	2014	Beyond	03/31/2010
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	2,895,313	3,083,509	3,283,935	3,497,391	61,704,955	74,465,103

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2010:

AA +	:	By Fitch Chile
AA	:	By Feller & Rate

15.2.5        Restrictions

The following restrictions apply to the issuance and placement of the company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF 3,638,261 is outstanding:

•       Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated Shareholders’ Equity. For these purposes, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) short-term bank debt, plus (ii) the short-term portion of long-term bank debt, plus (iii) bonds, plus (iv) the short-term portion of bonds, plus (v) bank debt and (vi) long-term bonds. Total Shareholders’ Equity plus the minority interest will be considered consolidated Shareholders’ Equity.

•       Consolidated assets must be kept free of any pledge, mortgage or any lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•       The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or license renewable from time to time.

•       The territory now in franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the elaboration, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at March 31, 2010; at December 31 and January 1, 2009.

15.2.6        Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by it that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the bonds item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At December 31 and January 1, 2009, those bonds were held in full by Abisa Corp S.A., (formerly Sterling Pacific). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of exchange differentials between the dollar and the functional currency of each of the entities have been carried to equity accounts.

15.2.7        Bank taxes and social contributions

These amounts are bank taxes and social contributions owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Current	2,315,313	2,299,789	3,962,017
Non-current	1,543,542	2,108,140	4,647,779
Total	3,858,855	4,407,929	8,609,796

NOTE 16 —   TRADE PAYABLES AND OTHER CURRENT ACCOUNTS PAYABLE

The composition of trade payables and other current account payables is as follows:

Item	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Trades payable	65,820,889	49,701,196	49,313,014
Withholdings	5,893,131	12,752,413	9,999,462
Others	7,652,075	18,951,838	19,557,391
Total	79,366,095	81,405,447	78,869,867

NOTE 17 —  PROVISIONS

17.1           Balances

The balances of provisions set up by the company are shown below, as of March 31, 2010; December 31 and January 1, 2009:

Description	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Litigation	4,707,646	4,187,442	2,460,802
Others	363,575	308,544	470,415
Total	5,071,221	4,495,986	2,931,217

Current	448,221	38,879	43,440
Non-current	4,623,000	4,457,107	2,887,777
Total	5,071,221	4,495,986	2,931,217

These provisions correspond basically to provisions for probable losses because of fiscal, labor and trade contingencies based on the opinion of our legal counsel.

17.2           Movements

The movement in the main items included under provisions is described below:

	at 03/31/2010			At 12/31/2009
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,187,442	308,544	4,495,986	2,460,802	470,415	2,931,217

Additional provisions	176,626	273,400	450,026	2,819,694	32,975	2,852,669
Increase (decrease) in existing provisions	132,238	39,389	171,627	29,307	—	29,307
Provision used (payment made) on account of the provision)	(197,137)	—	(197,137)	(659,552)	—	(659,552)
Reversal of unused provision	—	—	—	(1,213)	(5,000)	(6,213)
Other increases (decreases)	193,573	(42,854)	150,719	(461,596)	(189,846)	(651,442)
Final Balance	4,492,742	578,479	5,071,221	4,187,442	308,544	4,495,986

NOTE 18 —   OTHER CURRENT AND NON-CURRENT LIABILITIES

Other current and non-current liabilities at the end of each period are as follows:

Description	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Minimum 30% dividend	9,339,973	9,339,973	11,279,813
Supplemental dividend payable	260,096	5,796,644	5,751,633
Funds to be rendered to foreign shareholders	—	—	1,243,745
Deposits in guarantee	8,579,210	8,848,386	6,236,271
Other	458,871	575,734	835,677
Total	18,638,150	24,560,737	25,347,139

Current	9,619,681	15,150,038	18,280,192
Non-current	9,018,469	9,410,699	7,066,947
Total	18,638,150	24,560,737	25,347,139

NOTE 19 —   ACCRUED CUMULATIVE LIABILITIES

Other accrued cumulative liabilities as of March 31, 2010; December 31 and January 1, 2009 are detailed as follows:

Description	03/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Vacations	1,925,672	5,875,085	5,565,869
Share in profits and bonds	1,001,372	6,230,506	4,862,731
Other	1,445,185	539,678	489,483
Total	4,372,229	12,645,269	10,918,083

NOTE 20 —   NET SHAREHOLDERS’ EQUITY

20.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of March 31, 2010, divided into 760,274,542 Series A and B shares. The distribution and differentiation of the same are shown below:

20.1.1        Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

20.1.2        Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

20.1.3        Rights of each series:

•                 Series A:   Election of 6 of the 7 directors and their respective alternates.

•                 Series B:  Receipt of 10% more of the dividends received by the Series A and election of 1 of 7 directors.

20.2           Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote of the shareholders to the contrary. If there is no net profit in a certain year, the company will not be legally obligated to pay dividends from retained earnings. At the 2009 annual shareholders meeting, the shareholders authorized the board to pay interim dividends during July and October 2009 and January 2010, at its discretion.

During 2008 and 2009, the shareholders meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation. We cannot guarantee that those payments will be repeated in the future.

In relation to SVS Circular No. 1945, during 2010, the Company Board of Directors must agree on whether the net profit distributable as the legal minimum will or will not be adjusted by the gain attributable to shareholders starting in 2010 onward.

The dividends declared and paid during 2009 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2010	January	Interim	2009	7.00	7.70
2009	January	Interim	2008	7.00	7.70
	April	Final	2008	14.13	15.543
	May	Additional	Retained Earnings	43.00	47.30
	July	Interim	2009	7.00	7.70
	October	Interim	2009	7.00	7.70

20.3           Reserves

20.3.1        Legal and statutory reserves

According to Official Circular Letter No. 456 of the Securities Commission, the revaluation of paid-in capital for 2009 is presented as part of other Shareholders’ Equity reserves. This amount totaled ThCh$5,435,538 at December 31, 2009.

20.3.2        Translation reserves

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the currency of presentation of the consolidated financial statements. Translation differences between the receivable held by Abisa Corp S.A. owed by Rio de Janeiro Refrescos Ltda are also shown in this account, which have been treated as an investment in Equity Investees. Translation reserves are broken down below:

Description	03/31/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	8,276,852	6,495,746
Embotelladora del Atlántico S.A.	(14,761,542)	(15,428,107)
Translation differences Abisa Corp- Rio de Janeiro Refrescos Ltda.	(629,925)	(1,354,797)
Total	(7,114,615)	(10,287,158)

The movment of this reserve for the periods ended March 31, 2010 and December 31, 2009 is as follows:

Description	03/31/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	1,781,106	6,495,746
Embotelladora del Atlántico S.A.	666,565	(15,428,107)
Translation differences Abisa Corp- Rio de Janeiro Refrescos Ltda.	724,872	(1,354,797)
Total	3,172,543	(10,287,158)

20.4           Minority interests

This is the recognition of the portion of Shareholders’ Equity and income from subsidiaries that are owned by third parties. The breakdown is as follows as of March 31, 2010:

	Minority Interest
	Percentage	Shareholders’
Description	%	Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	10,039	800
Andina Inversiones Societarias S.A.	0.0001	27	—
Total		10,066	800

20.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income from the period and the average number of shares outstanding during the same period.

The profit per share used for the calculation per basic and diluted share at March 31, 2010 is detailed as follows:

	03/31/2010
Profit per share	Series A	Series B	TOTAL
Profit attributable to shareholders (ThCh$)	15,542,152	17,236,906	32,779,058
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Profit per basic and diluted share (in pesos)	40.89	45.34	43.11

NOTE 21 —   HEDGE ASSETS AND LIABILITIES

The company held the following hedge liabilities at March 31, 2010; December 31 and January 1, 2009.

21.1     Currency forwards for highly probable expected transactions:

At January 1, 2009, the Company had contracts to hedge the exchange rate in foreign currency purchases to be made in 2009, for a total of ThUS$19,206. Those contracts expire in the first and second quarters of 2009. They were appraised at their fair values, resulting in a net profit of ThCh$173,211. Since the contracts do not meet the documentation requirements of the IFRS to be considered hedging, they have been treated as an investment and the effects carried directly to income.

21.2     Foreign currency forward of items recognized in the accounting:

At January 1, 2009, the Company had contracts to hedge the exchange rate of foreign-currency-denominated assets totaling ThUS$32,886. Those contracts expire in the first quarter of 2009. They were appraised at their fair values, which resulted in a net profit of ThCh$1,039,841. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income.

21.3              Unit of adjustment forwards (unidad de fomento) for items recognized in the accounting:

At December 31, 2009, the Company had contracts to hedge the peso cash flow of financial investments denominated in Unidades de Fomento, amounting to UF 143,115. Those contracts expire in the first quarter of 2010. They were appraised at fair value, which resulted in the net profit of ThCh$13,083. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income

21.4     Raw material price swap:

At March 31, 2010 and at December 31, 2009, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expire in 2010. They were appraised at the fair value, which resulted in earnings amounting to a loss of ThCh$1,242,687 as of March 31, 2010 and a loss amounting to ThCh$2,079,511 as of December 31, 2009. Since these contracts do not meet the documentary requirements of IFRS to be treated as hedges, they have been treated as investment contracts and the effects carried directly to income.

NOTE 22 —   COMMITMENTS AND CONTINGENCIES

22.1           Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel.

Below is a summary of lawsuits and other legal actions:

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,063,387. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the Company, in the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits. The accounting provisions to cover contingencies of a probable loss in these lawsuits total ThCh$3,255,782. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the Company, in the opinion of its legal counsel.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$7,002. Management considers it unlikely that unprovisioned contingencies will affect income and Shareholders’ Equity of the company, in the opinion of its legal advisors.

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of March 31, 2010 are detailed as follows:

Guarantee in	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
favor of	Name	Relationship	Guaranty	Type	Amount	2010	2009	2010	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aga S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee Bond	Contract	—	157.338	152.130	157.338	—

Escuela Militar	Embotelladora Andina S.A.	Parent Company	Guarantee Bond	Guarantee Bond	—	1.525.200	—	1.525.200	—

Servicio Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee Bond	Guarantee Bond	—	2.734	2.727	2.734	—

Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Deposit of property	11.811.478	11.954.481	11.826.943	—	11.811.478

Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial Deposit	Long-term asset	15.777.411	—	—	—	—

Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Export	17.882	—	—	—	—

Aduna de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Import of raw material	36.031	—	—	—	—

NOTE 23 —  MANAGEMENT OF FINANCIAL RISK

The Group’s businesses are exposed to diverse financial risks: market risk (including exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risk.

Interest rate risk

As of March 31, 2010, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flow is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business. The composition for this period is provided below:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
32%	47%	21%

Since the Company’s income is not tied to the U.S. Dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent to the liabilities denominated in that currency.

The Company’s policy is also to make foreign currency hedge contracts to lessen the exchange rate impact on cash outflows expressed in American dollars, corresponding mainly to payments made to raw material suppliers.

The accounting exposure of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e. those denominated in a local currency, and consequently exposed to the risk of translation from their functional currency to the currency of presentation of the consolidated statement, is hedged only when it is predicted that material adverse differences could occur and when the cost associated with such hedging is reasonable, in the management’s opinion.

Commodities risk

The Company faces a risk of price fluctuations on the international markets for sugar, aluminum and PET resin, which are inputs required to elaborate beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used.

NOTE 24 —  OTHER OPERATING INCOME

Other operating income broke down as follows as of March 31, 2010 and December 31, 2009:

Description	03/31/2010	12/31/2009
	ThCh$	ThCh$
Interest income	835,003	1,453,785
Profit on the sale of property, plant and equipment	29,185	25,845
Other	165,485	826,031
Total	1,029,673	2,305,661

NOTE 25 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses broke down as follows at March 31, 2010 and 2009:

Description	03/31/2010	03/31/2009
	ThCh$	ThCh$
Tax on bank debits	735,973	687,840
Labor lawsuits	304,203	105,659
New business evaluation fees	472,584	138,509
Loss on the sale of property, plant and equipment	—	261,209
Others	85,161	469,009
Total	1,597,921	1,662,226

NOTE 26 —  FINANCE COSTS

Finance costs break down as follows at March 31, 2010 and 2009:

Description	03/31/2010	03/31/2009
	ThCh$	ThCh$
Bond interest	(1,185,521)	(1,318,606)
Bank loan interest	(37,770)	(224,390)
Other financial costs	(352,152)	(472,300)
Total	(1,575,443)	(2,015,296)

NOTE 27 —  OTHER GAINS AND LOSSES

Other gains and losses as of March 31, 2010 and 2009 are presented below:

Description	03/31/2010	03/31/2009
	ThCh$	ThCh$
Adjustment of judicial deposits (Brazil)	96,437	126,467
Derivatives transactions	3,033,389	1,213,518
Other non-operating income	13,103	126,721
Insurance deductible due to earthquake	(1,000,000)	—
Other non-operating income	(510,878)	(40,725)
Total	1,632,051	1,425,981

NOTE 28 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$459,681 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

The breakdown of these disbursements by country is as follows:

	2010 Fiscal Year		Future commitments
Country	Imputed to expenses	Imputed to property, plant and equipment	Imputed to expenses	Imputed to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	—	1,577	—	170,278
Argentina	166,854	—	253,065	—
Brazil	275,636	15,614	1,041,328	69,202
Total	442,490	17,191	1,294,393	239,480

NOTE 29 —  SUBSEQUENT EVENTS

1.                             At the Board of Directors’ ´s meeting held on April 13, 2010, Mr. José Antonio Garces Silva was elected as new Vice Chairman of the Board of Directors. Mr. Juan Claro Gonzalez remains as Chairman of the Board of Directors.

2.                             The following resolutions were adopted at the Shareholders’ Meeting held April 13, 2010:

a.             Distribution of Final Dividend N° 170, on account of income of the fiscal year ending December 31, 2009 as follows (i) Ch$11.70 per each Series A Shares and; (ii)  Ch$12.87 per each Series B Shares. These dividends became available beginning April 28, 2010. The Shareholders’ Registry closed on April 22, 2010 for paying this dividend.

b.            Distribution of Additional Dividend N° 171, on account of the Retained Earnings Fund as follows (i) Ch$50 per each Series A Shares and; (ii) Ch$55 per each Series B Shares. These dividends became available beginning May 18, 2010. The Shareholders’ Registry closed on May 12, 2010 for paying this dividend.

No finanacial or other matters have occurred between the end of period and the date of preparation of these financial statements that may significantly affect the assets, liabilities, and/or results of the Company.

I  Analysis of the Consolidated Results for the First Quarter ended March 31, 2010

For the first time, all figures included in this analysis, are expressed under IFRS and in nominal Chilean pesos and therefore all variations regarding 2009 are in nominal terms. The main differences between Chilean GAAP and IFRS are posted on Note 3 to our Company’s FECU.

•                  Consolidated Sales Volume amounted to 127.9 million unit cases, an increase of 6.6%.

•                  Operating Income reached Ch$44,197 million, a 28.6% increase. Operating Margin was 19.2%.

•                  First Quarter EBITDA totaled Ch$53,581 million, a 22.9% increase. EBITDA Margin was 23.3%.

•                  Net Income for the First Quarter of 2010 reached Ch$32,779 million, an increase of 20.5%.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“We started 2010 with the greatest tragedy Chile has had to endure in the last 50 years: an earthquake of enormous magnitude followed by tsunamis that devastated cities and caused the death of many Chileans. Thanks to the effort of our workers, we resumed our operations with total normality within a minimum timeframe, and we did not have to lament losses of lives.

Regarding our quarterly results, and in spite of macroeconomic conditions that are still challenging, we improved our consolidated volumes by 6.6% and our volume and value market share as well. Therefore, we view this year with optimism and remain confident in our ability to execute the strategies as planned.”

CONSOLIDATED SUMMARY*

First Quarter 2010 vs. First Quarter 2009

Consolidated Sales Volume for the Quarter reached 127.9 million unit cases, a 6.6% increase with respect to the same period of 2009, mainly driven by our Brazilian operation. Soft drinks grew 5.1% while juices, waters, and beer (“other categories”) altogether recorded a significant growth of 23.3%.

Net Sales amounted to Ch$230,025 million, a 14.5% increase, due to increased volumes and price adjustments above local inflations; in addition to the positive effect upon translation of figures from Brazil, partially offset by the negative effect upon translation of figures from Argentina.

Cost of Sales per unit case increased 6.4% mainly due to (i) significant cost increases of sugar for Chile and Brazil; (ii) devaluation of the Argentine peso; (iii) increased labor costs in Argentina, and (iv) the effect upon translation of figures from Brazil. All of these factors were partially offset by the effect upon translation of figures from Argentina, lower PET resin prices, and the appreciation of the Chilean peso and Brazilian real.

Marketing, Distribution and Administration (MD&A) expenses were higher by 7.8%, due to the effect upon translation of figures from Brazil along with: (i) freight fees in Brazil; (ii) labor costs in Argentina; and (iii) advertising investments in the three countries resulting from product launches during the quarter.

These factors were partially offset the effect upon translation of figures from Argentina.

Increased consolidated volumes and local prices in addition to the impacts over costs and expenses, resulted in a Consolidated Operating Income of Ch$44,197 million, a 28.6% increase. Operating Margin was 19.2%, an increase of 210 basis points.

Finally, Consolidated EBITDA amounted to Ch$53,581 million, a 22.9% increase. EBITDA Margin was 23.3%, an increase of 160 basis points.

*  On average during the quarter and with respect to the U.S. dollar, the Chilean peso and the Brazilian real appreciated 14.5% and 22.0% respectively; the Argentine peso devalued 8.3%, having a direct impact over US dollar denominated costs. With respect to the Chilean peso, the Argentine peso devalued by 21.1% resulting in a negative accounting effect over income and a positive effect over costs and expenses upon translation of figures from Argentina, and the Brazilian real appreciated 9.6%, resulting in a positive accounting effect over income upon translation of figures from Brazil.

SUMMARY BY COUNTRY

CHILE

First Quarter 2010 vs. First Quarter 2009

During the quarter, Sales Volume amounted to 41.0 million unit cases, a 2.7% growth driven by Soft drinks (+2.2%) and the categories of Juices and Waters (+5.4%). During the quarter, we launched Aquarius Uva (non-carbonated flavored water) and Fanta Frutilla. Our volume market share for soft drinks was 69.3% during the quarter.

Net Sales amounted to Ch$73,201 million, reflecting a growth of 3.9%, explained by increased volumes and by a 1.2% increase of average income during this quarter.

Cost of Sales per unit case increased by 1.2% mainly by an increase in the price of sugar and concentrate which was partially offset by lower PET resin prices and the fact that the Chilean peso revalued, which has a positive impact over U.S. dollar denominated costs.

MD&A expenses increased 9.6% mainly explained by the depreciation of market equipment and advertising investments that supported the launch of the new products; which was partially offset by a decrease in freight fees.

Increased volumes and prices, and the previously explained effects upon Costs and Expenses, resulted in an Operating Income of Ch$14,718 million, a decrease of 1.7%. Operating Margin was 20.1%.

EBITDA amounted to Ch$18,862 million, a decrease of 2.2%. EBITDA Margin was 25.8%.

BRAZIL

The Brazilian real appreciated 22% on average with respect to the U.S. dollar, which has a direct positive impact over our U.S. dollar denominated costs. With respect to the Chilean peso, it appreciated 9.6%, resulting in a positive accounting impact over income and a negative impact over costs and expenses upon translation of figures for consolidation in the end having a positive impact over results.

First Quarter 2010 vs. First Quarter 2009

Sales Volume for the quarter amounted to 53.4 million unit cases, representing a 13.4% increase. Soft drinks increased 12.1% and the Other Categories (juices, waters, and beer) increased 32.8%. This significant increase was driven by a recovery in consumption levels along with favorable weather conditions. Our volume market share for soft drinks was 56.5% during the quarter and we launched Matte Leão and Leão Ice Tea (replacing the Nestea brand).

Net Sales reached Ch$109,279 million, representing an increase of 40.0%, explained by higher volumes and price adjustments above local inflation, in addition to the effect upon translation of figures.

Cost of Sales per unit case increased 21.2% mainly explained by: (i) the significant increase in the price of sugar, (ii) increased concentrate prices (given price adjustments), and (iii) the effect upon translation of figures. All of which was partially offset by lower PET resin prices and the revaluation of the Brazilian real.

MD&A expenses increased 18.3% due to the effect upon translation of figures, increase in volumes, increased freight fees, and advertising investments to support the launch of the new products.

The significant increase in volumes and prices along with the impact upon costs and expenses resulted in an Operating Income of Ch$23,984 (+84.5%). Operating Margin was 21.9% (+520 basis points).

EBITDA amounted to Ch$27,357 million, an increase of 74.3%. EBITDA Margin was 25.0% (+490 basis points).

ARGENTINA

The Argentine peso devalued 8.3% on average with respect to the U.S. dollar, which has a direct negative impact over our U.S. dollar denominated costs. With respect to the Chilean peso it devalued 21.1%, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures for consolidation, in the end, having a negative impact over results..

First Quarter 2010 vs. First Quarter 2009

Sales Volume for the quarter increased 1.7% reaching 33.5 million unit cases. Soft drinks volumes decreased 1.4% and Juices and Waters increased 172%. Our volume market share for soft drinks increased to 54.6% during the quarter; lower soft drink volumes are mainly explained by the moderate consumption of non-durable goods observed in the economy. During this quarter, we launched Fanta Zero.

Net Sales reached Ch$47,545 million; a decrease of 10.0%, explained by the effect upon translation of figures which more than offset the price adjustments of our costs above inflation and the increase in volumes.

Cost of Sales per unit case decreased 12.1%, mainly explained by the effect upon translation of figures and partially offset by: (i) increased concentrate costs (due to higher prices), (ii) increased labor costs, and (iii) the effect of the devaluation of the Argentine peso during the period over U.S. dollar denominated raw materials.

MD&A expenses decreased 8.1% due to the effect upon translation of figures and partially offset by increased salaries, freight costs (higher oil prices) and advertising investments carried out during the period resulting from a stronger advertising effort focused on the Juices and Isotonic segment and the new product launching during the quarter.

The increase in volumes and local prices, translation of figures, along with the effects upon costs and expenses, resulted in a decrease of 11.6% of Operating Income, which amounted to Ch$6,450 million. Operating Margin was 13.6%.

EBITDA reached Ch$8,317 million, a decrease of 12.4%. EBITDA Margin was 17.5%.

OTHERS

The following accounts had the greatest variations

•              Financial Expense/Income (Net):  Had a negative impact due to lower financial income resulting from a decrease in the interest rates over our financial assets.

•              Results by Readjustment Units and Exchange rate Difference: Had a positive impact due to an increase in the exchange rate (compared to a decrease in 2009) over our U.S. dollar asset position, partially offset by the positive variation of the Unidad de Fomento (UF*), compared to a decrease recorded in 2009; affecting our UF liabilities

•              Taxes: Increased because earnings come mainly from Argentina and Brazil with income tax rates of 35% and 34% respectively, and due to the extinction of tax loss carry forwards from Brazil.

Finally, Net Income amounted to Ch$32,779 million, representing a 20.5% increase and Net Margin was 14.3% an increase of 70 basis points.

*Unidad de Fomento. Chilean peso-denominated monetary unit daily indexed to the Chilean inflation rate of the previous month.

ANALYSIS OF THE BALANCE SHEET

As of March 31, 2010, the Company’s Net Cash Position amounted to US$151.9 million. Accumulated excess cash is invested in short-term time deposits with top of the line banks and money markets.

The Company holds 41.9% of its financial assets in UF, 26.6% in Chilean pesos, 20.5% in Brazilian reais, 4.9% in U.S. dollars, and 6.2% in Argentine pesos. Total financial assets amounted to US$318.2 million.

Financial debt level as of March 31, 2010 amounted to US$166.4 million (including local bond issuance and placement expenses), 89.4% of which is UF-denominated, 10.1% in Argentine pesos, and 0.4% is in Brazilian reais.

II. Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	03-31-2010	12-31-2009	03-31-2009	Mar 10 vs Mar 09
LIQUIDITY
Current Ratio	Times	2.25	1.95	2.28	-0.03
Acid Tests	Times	1.91	1.67	1.97	-0.06
Working Capital	MCh$	42,471	31,421	21,862	20,608
ACTIVITY
Investments	MCh$	14,843	49,483	9,963	4,881
Inventory turnover	Times	3.09	12.14	3.42	-0.33
Days of inventory on hand	Days	116.49	29.67	105.35	11.13
INDEBTEDNESS
Debt to equity ratio	%	65.84%	73.69%	68.96%	-3.12%
Short-term liabilities to total liabilities	%	48.30%	50.04%	44.68%	3.62%
Long-term liabilities to total liabilities	%	51.70%	49.96%	55.32%	-3.62%
Interest charges coverage ratio	Times	60.83	48.04	62.13	-130.63%
PROFITABILITY
Return over equity	%	8.37%	27.22%	7.79%	0.58%
Return over total assets	%	4.94%	15.33%	4.44%	0.49%
Return over operating assets	%	9.39%	28.22%	8.13%	1.27%
Operating income	MCh$	44,197	133,123	34,366	9,831
Operating margin	%	19.21%	16.89%	17.11%	2.10%
EBITDA (1)	MCh$	54,423	165,967	44,108	10,315
EBITDA margin	%	23.66%	21.96%	21.96%	1.70%
Dividends payout ratio - Series A shares	%	5.17%	5.43%	7.21%	-2.04%
Dividends payout ratio - Series B shares	%	4.80%	4.95%	6.99%	-0.15%

Liquidity indicators reflect the Company’s solid financial position and profitability for both periods.

Liquidity and indebtedness indicators remain very stable with a very similar balance sheet composition for both periods During the period net financial expenses amounted to Ch$740 million and earnings before interests and taxes amounted to Ch$45,039 million, achieving an interest coverage of 60.8 times.

At the closing of the period, ended March 31, 2010, operating profitability indicators were affected by the reasons explained in paragraph I.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with NIC 16.

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

Summarizing, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow

Cash Flows (million Chilean pesos)	Mar-10	Mar-09	Var. Ch$	Var. %
Operarating	39,303	36,269	3,034	8%
Financing	2,936	(8,813)	11,749	133%
Investment	(12,225)	(9,936)	(2,289)	-23%
Net cash flow for the period	30,014	17,520	12,494	-71%

The Company generated a negative net cash flow of MCh$30,014 during this period, analyzed as follows:

Operating activities generated a positive cash flow of MCh$39,303 representing a positive variation of MCh$3,034 mainly explained by higher collections from clients partially offset by greater payments to suppliers in real terms.

Financing activities generated a positive cash flow of MCh$2,936 with a positive variation of MCh$11,749 regarding the previous year, mainly due to higher loans obtained and lower loan payments.

Investment activities generated a negative cash flow of MCh$12,225 with a negative variation of MCh$2,289 regarding the previous year, mainly due to higher additions to property, plant and equipment during 2010 with respect to the previous year.

V. Analysis Of Market Risk

Interest Rate Risk

As of March 31, 2009 and 2010, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk of market interest rate fluctuations regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates, and for this period, it was composed as follows:

Chilean Peso	Brazilian Real	Argentine Peso
32%	47%	21%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars, which mainly correspond to payment to suppliers of raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, hence, denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum, and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 35% and 40% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise, commodity-hedging instruments have also been utilized.

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This document may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Osvaldo Garay
	Name:	Osvaldo Garay
	Title:	Chief Financial Officer
Santiago, August 30, 2010